FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]").

February 21, 2024

Via EDGAR

Cara Lubitz

Marc Thomas

Office of Finance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Morningstar, Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Response dated December 15, 2023 File No. 000-51280

Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company” or “Morningstar”), we are writing in response to the comments contained in the comment letter dated February 7, 2024 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with the response of the Company.

Due to the commercially sensitive nature of certain information contained in this response, this letter is also a request for confidential treatment of the bracketed portions of this response (designated by “[***]") pursuant to the Commission’s confidential treatment procedure under Rule 83.

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93

1.	We have considered your November 9, 2023 and December 15, 2023 responses to our comments. Based upon the information provided, we do not believe the aggregation criteria in ASC 280-10-50-11 have been met and therefore object to your aggregation of the Enterprise, Pitchbook, and Morningstar Sustainalytics operating segments and the Morningstar Indexes, Wealth, and Retirement operating segments. Please revise your disclosures accordingly.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]").

Response:

In response to your objection, and as described in more detail below, we have revised our segment disclosure and concluded upon the following five reportable segments, which are also individual operating segments as shared in our comment letter response dated November 9, 2023:

●	Morningstar Data & Analytics (Enterprise)

●	PitchBook

●	Morningstar Wealth (Wealth)

●	Morningstar Credit (Morningstar DBRS)

●	Morningstar Retirement (Retirement)

Our remaining operating segments, Morningstar Indexes (Indexes) and Morningstar Sustainalytics (Sustainalytics), will not be presented as reportable segments as they do not meet the quantitative thresholds outlined in ASC 280-50-10-12, nor will they be aggregated into a reportable segment per ASC 280-50-10-13, and will instead be reported as “Corporate and All Other” in accordance with ASC 280-10-50-15.

Please see Appendix A for our revised segment footnote disclosure that will be included within the Notes of our Audited Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2023, that we plan to file with the Securities and Exchange Commission on February 29, 2024.

ASC 280 Analysis

In order to address your concerns, we have reassessed the aggregation criteria in ASC 280-10-50-11 and concluded that the Company will not be aggregating any of our seven operating segments.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]").

We applied the 10% quantitative thresholds outlined in ASC 280-10-50-12 (the “10% tests”) to our seven operating segments. Based on final 2021, 2022, and 2023 revenue and profit/loss for our operating segments, we determined that Enterprise, PitchBook, Wealth, Morningstar DBRS, and Retirement should each be a separate reportable segment as their revenue and/or profit/loss exceeded 10% in at least one of the periods presented1.

Once we applied the 10% tests under ASC 280-10-50-12 and determined which operating segments are required to be shown as reportable segments, we applied the guidance under ASC 280-10-50-14, which further requires that reportable segment external revenues aggregate to at least 75% of an entity’s consolidated revenue (the “75% of Revenue Test”). The five reportable segments determined under the 10% tests represent over 91% of Morningstar’s consolidated revenue in each of 2021, 2022, and 2023, thus satisfying the 75% of Revenue Test. These reportable segments also represent 92% of reported profit/loss in each of the years presented.

Therefore, after satisfying the 75% of Revenue Test, our two remaining operating segments, Indexes and Sustainalytics, which are both below 10% of Morningstar’s consolidated revenue and profit/loss will be presented as “Corporate and All Other”. We considered the guidance in ASC 280-10-50-13, but concluded these operating segments should not be aggregated and combined as a reportable segment, given they do not meet the criteria established in ASC 280-10-50-13 and ASC 280-10-50-11. By applying ASC 280-10-50-15, operating segments that are not reportable are required to be combined and disclosed in an “all other” category. Accordingly, we included Indexes and Sustainalytics in “Corporate and All Other” and not as a reportable segment. Rather, “Corporate and All Other” provides a reconciliation between revenue from our reportable segments and consolidated revenue amounts. In addition to Indexes and Sustainalytics revenue and profit/loss, the “Corporate and All Other” category includes unallocated corporate expenses, such as finance, human resources, legal, and other management-related costs that are not considered when segment performance is evaluated.

ASC 280 Objectives

The Company notes the general objectives of segment reporting outlined in ASC 280-10-10-1, which are intended to assist financial statement users in better understanding an entity’s performance, its prospects for future net cash flows, and to make more informed judgments about the entity as a whole. The Company believes that its updated segment reporting outlined in this response letter is consistent with these objectives given the significant percentage of both revenues and profit/loss included as reportable segments and separate disclosure of sources of revenue included in the “Corporate and All Other” category consistent with the disclosure requirements of ASC 280-10-50-15.

1 [***]

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

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If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky

Jason Dubinsky
Chief Financial Officer

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Appendix A

[***]

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